Exhibit 99.1

Theratechnologies Reports Financial Results and Announces Positive Net Income for Second Quarter 2024

•	Q2 revenue of $22 million represents +25% growth year-over-year

•	Positive net income of $1 million realized with Adjusted EBITDA[1] of $5.5 million

•	Fiscal 2024 revenue guidance confirmed between $87 and $90 million and an Adjusted EBITDA in the range of $13 to $15 million

Montreal, Canada – July 10, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today reported business highlights and financial results for the second quarter of fiscal year 2024 ended May 31, 2024 (Q2 2024). All figures are in US dollars unless otherwise stated.

Revenue for Q2 2024 and First Half Fiscal 2024

(in thousands of dollars)

	Three months ended May 31		% change	Six months ended May 31		% change
	2024	2023		2024	2023
EGRIFTA SV® net sales	16,200	10,853	49.3%	25,786	23,564	9.4%
Trogarzo® net sales	5,817	6,696	(13.1%)	12,478	13,893	(10.2%)

Revenue	22,017	17,549	25.5%	38,264	37,457	2.2%

“I am pleased to wrap up this very strong second quarter with $22 million in revenue, $1 million in net income and $5.5 million in Adjusted EBITDA,” said Paul Lévesque, President and Chief Executive Officer at Theratechnologies. “At this halfway mark of our fiscal year, we can reaffirm our full year 2024 guidance of revenues between $87 and $90 million and an Adjusted EBITDA in the range of $13 to $15 million. EGRIFTA SV® remains our priority brand, with key performance metrics showing consistent growth and continued strong gross margins. Moving forward we expect sales to align with patient demand, now that inventory levels have returned to normal. We continue to demonstrate strength on the bottom-line with our fourth straight quarter of near-flat-to-positive Adjusted EBITDA. In fact, for the first time in the Company’s recent history, we recorded a positive net income marking the beginning of a new and profitable journey for Theratechnologies.

[1]

This is a non-IFRS measure that is forward looking. The amount indicated diverges significantly from amounts achieved historically. See “Non-IFRS and Non-US GAAP Measure” below for such historical amounts and a reconciliation thereof to the most directly comparable IFRS measure.

“Regarding our pipeline, we are still addressing questions from the FDA on the tesamorelin F8 sBLA following our Type A meeting earlier this year. The FDA has confirmed a four-month review. In oncology, we continue to be focused on generating results from Part 3 of our Phase 1 clinical trial of sudocetaxel zendusortide in advanced ovarian cancer. I am pleased to confirm that we have fully recruited for the second cohort of the study, with six patients already having completed the first treatment cycle at the higher dose of 2.5 mg/kg and evaluable for safety. In parallel, we have advanced three additional peptide-drug conjugates (PDCs) using the same payloads as antibody-drug conjugate (ADC) technology, such as exatecan. We continue to engage with interested parties to further fund the development of our lead PDC candidate and SORT1+ Technology™ platform.”

Recent Highlights:

Reorganization of Preclinical Oncology Research Activities

On March 22, 2024, the Company announced that it would phase down its preclinical oncology research activities while continuing to conduct its ongoing Phase 1 clinical trial of sudocetaxel zendusortide in patients with advanced ovarian cancer. The phasing down of preclinical research activities is aligned with the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income. As a result, for the three and six-month periods ended May 31, 2024, $336,000 was recorded in charges related to severance and other expenses and a charge of approximately $200,000 is expected to be recorded in the second half of 2024. In addition, the Company recorded in the three and six-month periods ended May 31, 2024, $766,000 in accelerated depreciation on equipment in research and development expenses.

Sudocetaxel Zendusortide Presentation at ASCO 2024 Demonstrates Signs of Long-Term Efficacy and Manageable Safety Profile in Patients with Solid Tumors

At the 2024 American Society of Clinical Oncology (ASCO) annual meeting, the Company presented Phase 1 data from Parts 1 and 2 of the clinical trial with its lead investigational PDC candidate sudocetaxel zendusortide demonstrating signs of long-term efficacy and a manageable safety profile in patients with solid tumors.

Study results suggest a unique, multimodal mechanism of action for sudocetaxel zendusortide that are distinct from other cancer therapeutics, including induction of immune cell infiltration even in “cold” tumor models, inhibition of vasculogenic mimicry, targeting of chemotherapy-resistant cancer stem cells, and activation of the cGAS/STING immune pathway. Additionally, investigators observed an early efficacy signal primarily in female cancers (ovarian cancer, endometrial cancer, triple-negative breast cancer [TNBC]), with seven of 16 participants (44%) achieving a clinical benefit (complete response + partial response + stable disease), as confirmed via Response Evaluation Criteria in Solid Tumors (RECIST) version 1.1.

Theratechnologies Reports on its Annual Meeting of Shareholders

At its annual meeting of shareholders held on May 9, 2024, shareholders proceeded to elect its candidates to the Company’s Board of Directors for a one-year term and appointed KPMG LLP as the Company’s auditors for the current fiscal year. All candidates proposed for the position of director were elected, including recently appointed Directors Elina Tea and Jordan Zwick. Frank Holler will now act as Chairman of the Board of Directors.

Fiscal 2024 Revenue and Adjusted EBITDA Guidance

The Company’s anticipated Fiscal 2024 revenue guidance range is confirmed between $87 million and $90 million, or growth of the commercial portfolio in the range of 6.4% and 10.0%, as compared to the 2023 fiscal year results. Theratechnologies anticipates Adjusted EBITDA, a non-IFRS measure, to be between $13 and $15 million for Fiscal 2024.

Second Quarter Fiscal 2024 Financial Results

The financial results presented in this press release are taken from the Company’s Management’s Discussion and Analysis (“MD&A”) and interim consolidated financial statements (“Interim Financial Statements”) for the three- and six month periods ended May 31, 2024 (“Second Quarter Fiscal 2024”) which have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The MD&A and the Interim Financial Statements can be found at www.sedarplus.ca, on EDGAR at www.sec.gov and at www.theratech.com. Unless specified otherwise, all capitalized terms have the meaning ascribed thereto in our MD&A.

Second Quarter Fiscal 2024 Financial Results

For the three- and six-month periods ended May 31, 2024, consolidated revenue was $22,017,000 and $38,264,000, compared to $17,549,000 and $37,457,000 for the same periods ended May 31, 2023, representing year-over-year increases of 25.5% for the second quarter and 2.2% for the first half of the Fiscal 2024.

For the second quarter of Fiscal 2024, net sales of EGRIFTA SV® were $16,200,000 compared to $10,853,000 in the second quarter of fiscal 2023, representing an increase of 49.3% year-over-year. Stronger sales of EGRIFTA SV® in the second quarter were mostly the result of strong demand for the product, combined with weaker than usual sales in Q2 of last year stemming from drawdowns in inventory early in the second quarter of 2023. Net sales for the six-month period ended May 31, 2024, which amounted to $25,786,000 compared to $23,564,000 in the same period in 2023, representing growth of 9.4%.

Trogarzo® net sales in the second quarter of Fiscal 2024 amounted to $5,817,000 compared to $6,696,000 for the same quarter of 2023, representing a decrease of 13.1% year-over-year. Lower sales of Trogarzo® were mostly due to competitive pressures in the multi-drug resistant segment of the HIV-1 market, where Trogarzo remains an important part of the treatment arsenal but has lost market share to market leaders in the segment.

For the six-month period ended May 31, 2024, Trogarzo® net sales were $12,478,000 compared to $13,893,000 in the same period in 2023.

Cost of Sales

For the three- and six-months ended May 31, 2024, cost of sales was $4,547,000 and $9,831,000 compared to $4,909,000 and $9,602,000 for the same periods in fiscal 2023.

Cost of Sales

	Three months ended May 31				Six months ended May 31
	2024		2023		2024		2023
	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue	($000s)	% of Revenue
EGRIFTA SV®	1,549	9.6%	1,187	10.9%	3,436	13.3%	2,226	9.4%
Trogarzo®	2,998	51.5%	3,722	55.6%	6,395	51.2%	7,376	53.0%

Total	4,547	20.7%	4,909	28.0%	9,831	25.7%	9,602	25.6%

For the three- and six-month periods ended May 31, 2024, EGRIFTA SV® cost of sales was affected by a $251,000 and $1,088,000 provision related to the manufacturing of a batch of F8 formulation of tesamorelin, as the F8 formulation has not yet been approved by the FDA for commercialization. Trogarzo® cost of sales is contractually established at 52% of net sales, subject to periodic adjustment for returns or other factors.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2024, amounted to $4,725,000 and $8,477,000 compared to $10,389,000 and $19,745,000 in the comparable periods of fiscal 2023. R&D expenses in the three-month period ended May 31, 2024, include the accelerated depreciation ($766,000) of equipment used as part of the preclinical oncology research activities, following the decision to cease early-stage R&D activities.

R&D expenses

(in thousands of dollars)

	Three months ended May 31				Six months ended May 31
	2024		2023	% change	2024		2023	% change
Oncology
Laboratory research and personnel	1,033	*	475	117%	1,366	*	988	38%
Pharmaceutical product development	44		3,394	-99%	157		4,343	-96%
Phase 1 clinical trial	588		482	22%	977		1,602	-39%
Medical projects and education	278		1,081	-74%	504		2,382	-79%
Salaries, benefits and expenses	1,271		2,491	-49%	2,614		5,121	-49%
Regulatory activities	376		415	-9%	807		798	1%
Trogarzo® IM formulation	6		320	-98%	26		850	-97%
Tesamorelin formulation development	448		379	18%	1,052		1,108	-5%
F8 human factor studies	5		454	-99%	7		613	-99%
Pen injector	—		44	—	—		339	—
European activities	50		113	-56%	52		339	-85%
Travel, consultants, patents, options, others	308		741	-58%	579		1,262	-54%
Restructuring costs	318		—	—	336		—	—

Total	4,725		10,389	-55%	8,477		19,745	-57%

*	Including accelerated depreciation ($766,000) of equipment used in the oncology program, following the decision to cease R&D activities related to the oncology program.

R&D expenses in the second quarter of 2023 were negatively impacted by a provision of $3,042,000 related to sudocetaxel zendusortide material which could expire before the Company is able to use it in its clinical program. Theratechnologies recorded no such provision in the second quarter of 2024.

Selling Expenses

Selling expenses decreased to $6,367,000 and $12,068,000 for the three- and six-month periods ended May 31, 2024, compared to $6,479,000 and $13,293,000 for the same periods last year. The decrease in selling expenses in the six-month period ended May 31, 2024, is due in large part to tighter expense control in commercialization activities. Spending in the second quarter of Fiscal 2024 has stabilized following the completion of cost-cutting measures implemented in Fiscal 2023.

The amortization of the intangible asset value for the EGRIFTA SV® and Trogarzo® commercialization rights is also included in selling expenses. As such, the Company recorded amortization expense of $360,000 and $720,000 for the three- and six-month periods ended May 31, 2024, compared to $739,000 and $1,478,000 in the same periods of Fiscal 2023.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2024, amounted to $3,090,000 and $6,846,000 compared to $3,716,000 and $8,168,000 reported in the comparable periods of fiscal 2023. The decrease in General and Administrative expenses is largely due to the implementation of cost-cutting measures announced in Fiscal 2023.

Adjusted EBITDA

Adjusted EBITDA was $5,459,000 for the second quarter of fiscal 2024 and $5,212,000 for the six-month period ended May 31, 2024, compared to $(6,140,000) and $(10,032,000) for the same periods of Fiscal 2023. See “Non-IFRS and Non-US-GAAP Measure” above and see “Reconciliation of Adjusted EBITDA” below for a reconciliation to Net Loss for the relevant periods.

Net Finance Costs

Net finance costs for the three- and six-month periods ended May 31, 2024, were $2,183,000 and $4,308,000 compared to $1,943,000 and $6,883,000 for the comparable periods of Fiscal 2023. Net finance costs in the second quarter of Fiscal 2024 included interest of $2,313,000, versus $1,874,000 in the second quarter of Fiscal 2023. Net finance costs in the six-month period ended May 31, 2024, included interest of $4,587,000 versus $3,658,000 in the six-month period of Fiscal 2023. During the six-month period ended on May 31, 2023, net finance costs were also impacted by the loss on debt modification of $2,650,000 related to the issuance of common share purchase warrants (the “Marathon Warrants”) issued in connection with the amendments to the credit agreement entered into with affiliates of Marathon Asset Management (the “Credit Agreement”).

Net finance costs for the three- and six-month periods ended May 31, 2024, also included accretion expense of $382,000 and $756,000, compared to $609,000 and $1,142,000 for the comparable periods in 2023.

Net Income (Loss)

As a result of stronger revenues and the tight management of expenses over the past year, net income for the second quarter ended May 31, 2024, amounted to $987,000 compared to a net loss of $10,013,000. For the six-month periods ended May 31, 2024 and 2023, the Company recorded net losses of $3,494,000 and $20,456,000, respectively.

Financial Position, Liquidity and Capital Resources

Liquidity and Going Concern

As part of the preparation of the Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern.

As of the issuance date of the Interim Financial Statements, the Company expects that its existing cash and cash equivalents as of May 31, 2024, together with cash generated from its existing operations will be sufficient to fund its operating expenses and debt obligations requirements for at least the next 12 months from the issuance date of the Interim Financial Statements. Considering the recent actions of the Company, material uncertainty that raised substantial doubt about the Company’s ability to continue as a going concern was alleviated effective from these second quarter interim financial statements.

In an effort to reach sustainable profitability, the Company has undertaken a number of measures to rationalize its operations, including a decrease in research and development expenses and has established a new operating structure focused on its commercial business (including, for example as described in note 6 (a) of the Interim Financial Statements). For the three-month ended May 31, 2024, the Company generated a net profit of $987,000 (2023-net loss of $10,013,000) and had negative cash flows from operating activities of $290,000 (2023- negative $3,562,000). As at May 31, 2024, cash, bonds and money market funds amounted to $36,028,000.

The Company’s Loan Facility contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Note 7 of the Interim Financial Statements). As at May 31, 2024, the material covenants of the Marathon Credit Agreement, as amended, include: (i) minimum liquidity requirements to be between $15,000,000 and $20,000,000, based on the Marathon adjusted EBITDA (as defined in the Marathon Credit Agreement, the “Marathon Adjusted EBITDA”) targets over the most recently ended four fiscal quarters; and, (ii) minimum Marathon Adjusted EBITDA targets over the most recently ended four fiscal quarters. The breach of a covenant provides the lender with the ability to demand immediate repayment of the Loan Facility and makes available to the lender the collateralized assets, which includes substantially all cash, cash equivalents and money market funds which are subject to control agreements. The Company does not currently have other committed sources of financing available to it.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from May 31, 2024, involves significant judgement and is dependent on the adherence to the conditions of the Marathon Credit Agreement or to obtain the support of the lender (including possible waivers and amendments, if necessary), on increasing its EGRIFTA SV® revenues and the continuing management of its expenses in order to meet or exceed the Marathon Adjusted EBITDA target and generate sufficient positive operating cash flows.

The Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Analysis of cash flows

The Company ended the second quarter of Fiscal 2024 with $36,028,000 in cash, bonds and money market funds. Available cash is invested in highly liquid fixed income instruments including governmental and municipal bonds, and money market funds.

For the three-month period ended May 31, 2024, cash generated by operating activities before changes in operating assets and liabilities improved to $2,616,000, compared to a cash usage of $8,205,000 in the comparable period of Fiscal 2023, or an improvement of $10,821,000.

In the second quarter of Fiscal 2024, changes in operating assets and liabilities had a negative impact on cash flow of $2,906,000 (2023-positive impact of $4,643,000). These changes included positive impacts from a decrease in inventories ($769,000), lower prepaid expenses and deposits ($473,000) and higher provisions ($524,000), and also include a negative impact from higher accounts receivable ($2,858,000) and lower accounts payable ($1,781,000).

During the second quarter of Fiscal 2024, cash used by investing activities amounted to $639,000, and financing activities used $137,000 in cash, mostly related to payment of the second milestone to TaiMed Biologics related to the approval of the IV push method of administration of Trogarzo® ($1,500,000), which was offset by the sale of bonds ($1,363,000).

Non-IFRS and Non-U.S. GAAP Measure

The information presented in this press release includes a measure that is not determined in accordance with International Financial Reporting Standards (“IFRS”) or U.S. generally accepted accounting principles (“U.S. GAAP”), being the term “Adjusted EBITDA”. “Adjusted EBITDA” is used by the Corporation as an indicator of financial performance and is obtained by adding to net profit or loss, finance income and costs, depreciation and amortization, income taxes, share-based compensation from stock options, and certain write-downs (or related reversals) of inventories. “Adjusted EBITDA” excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions rather than the results of day-to-day operations. The Corporation believes that this measure can be a useful indicator of its operational performance from one period to another. The Corporation uses this non-IFRS measure to make financial, strategic and operating decisions. Adjusted EBITDA is not a standardized financial measure under the financial reporting framework used to prepare the financial statements of the Corporation to which the measure relates and might not be comparable to similar financial measures disclosed by other issuers. The Corporation has reinstated its use of Adjusted EBITDA starting this quarter and has included Adjusted EBITDA for the comparative period. A quantitative reconciliation of the Adjusted EBITDA is presented in the table below:

Reconciliation of Adjusted EBITDA

(In thousands of dollars)

	Three-month periods ended May 31		Six-month periods ended May 31
	2024	2023	2024	2023
Net income (loss)	987	(10,013)	(3,494)	(20,456)
Add :
Depreciation and amortization[1]	1,262	932	1,779	1,871
Net Finance costs[2]	2,183	1,943	4,308	6,883
Income taxes	118	126	228	222
Share-based compensation	340	702	967	1,278
Inventory provision[3]	251	170	1,088	170
Restructuring costs	318	—	336	—

Adjusted EBITDA	5,459	(6,140)	5,212	(10,032)

[1]	Includes depreciation of property and equipment, amortization of intangible, other assets and right-of-use assets.
[2]

Includes all finance income and finance costs consisting of: Foreign exchange, interest income, accretion expense and amortization of deferred financing costs, interest expense, bank charges, gain or loss on financial instruments carried at fair value and loss on debt modification and gain on lease termination.

[3]	Inventory provision pending marketing approval of the F8 formulation.

Conference Call Details

The call will be held on Wednesday, July 10 at 8:30 a.m. ET and will be hosted by Paul Lévesque, President and Chief Executive Officer. He will be joined by other members of the management team, including Philippe Dubuc, Senior Vice President and Chief Financial Officer, Christian Marsolais, Ph.D., Senior Vice President and Chief Medical Officer and John Leasure, Global Commercial Officer who will be available to answer questions from participants following prepared remarks.

Participants are encouraged to join the call at least ten minutes in advance to secure access. Conference call dial-in and replay information can be found below.

CONFERENCE CALL INFORMATION
Conference Call Date	July 10, 2024
Conference Call Time	8:30 a.m. ET
Webcast link	https://edge.media-server.com/mmc/p/4mkgkywo
Dial in	1-888-513-4119 (toll free) or 1-412-902-6615 (international)
Access Code	0474907

CONFERENCE CALL REPLAY
Toll Free	1-877-344-7529 (US) / 1-855-669-9658 (Canada)
International Toll	1-412-317-0088
Replay Access Code	4477930
Replay End Date	July 17, 2024

To access the replay using an international dial-in number, please select this link: https://services.choruscall.com/ccforms/replay.html

An archived webcast will also be available on the Company’s Investor Relations website under ‘Past Events’.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on Linkedin and Twitter.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding our 2024 fiscal year revenue and Adjusted EBITDA guidance, the resubmission with the FDA of the sBLA for tesamorelin F8 for approval of this new product formulation and the timeline to receive a decision from the FDA, the generation of results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer, and the Company’s business strategy to focus on its commercial business and generating positive Adjusted EBITDA and positive net income. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow in 2024 and beyond; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024 and beyond; (iii) we will file a resubmission with the FDA of the sBLA for tesamorelin F8 for approval of this new product formulation and the FDA will approve such new formulation allowing us to start its commercialization; (iv) we will be in compliance with the terms and conditions of the Loan Facility; (v) we will be able to generate positive results from Part 3 of our Phase 1 clinical trial studying sudocetaxel zendusortide in advanced ovarian cancer; and (vi) no event will occur that would prevent us from executing the objectives set forth in this press release. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to, a decrease or stagnation in sales of our products in 2024 and beyond, product recalls or change in the regulation that would adversely impact the sale of our products, the occurrence of events which would lead us to spend more cash than anticipated, the effect of which could result in a negative Adjusted EBITDA position by the fiscal year-end and beyond, defaults under the Loan Facility triggering an increase of 300 basis points on the loaned amount and a decision by the lenders to declare all amounts owed under the Loan Facility as immediately due and payable, the inability to complete the resubmission with the FDA of the sBLA for tesamorelin F8 and/or to get approval from the FDA of this new product formulation, financial difficulties in meeting our contractual obligations or default under contractual covenants, and changes in our business plan. We refer current and potential investors to the “Risk Factors” section of our Annual Information Form in the form of a Form 20-F Annual Report dated February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date. We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800